U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                  FORM N-17f-2

     Certificate of Accounting of Securities and Similar Investments in the
                   Custody of Management Investment Companies

                   Pursuant to Rule 17f-2 [17 CFR 270, 17f-2]

1.  Investment Company Act File Number:           Date examination completed:
               811-05536                                   10/24/01


2.  State Identification Number:


AL        AK        AZ       AR       CA       CO
CT        DE        DC       FL       GA       HI
ID        IL        IN       IA       KS       KY
LA        ME        MD       MA       MI       MN
MS        MO        MT       NE       NV       NH
NJ        NM        NY       NC       ND       OH
OK        OR        PA       RI       SC       SD
TN        TX        UT       VT       VA       WA
WV        WI        WY       PUERTO RICO

Other (specify):


3.  Exact name of investment company as specified in registration statement:
                                 Hibernia Funds


4.  Address of principal executive office:
    (number, street, city, state, zip code)
              Federated Investors Tower, Pittsburgh, PA 15222-3379


INSTRUCTIONS

     This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

     Note: The estimated average burden hours are made solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.


                        Report of Independent Accountants


To the Board of Trustees of
Hibernia Funds

     We have examined management's assertion, included in the accompanying "Report of Management on Compliance with Rule 17f-2 of the Investment Company Act of 1940," that Hibernia Funds (the "Trust") complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 (the "Act") as of August 31, 2001 with respect to securities and similar investments reflected in the investment accounts of the Trust. Management is responsible for the Trust's compliance with those requirements. Our responsibility is to express an opinion on management's assertion based on our examination.

     Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Trust's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 2001, and with respect to agreement of security and similar investments purchases and sales, for the period from May 31, 2001 (the date of last examination) through August 31, 2001;

o    Confirmation of all securities and similar  investments  held by Marshall &
     Ilsley  Corp.   (Sub-custodian)   on  behalf  of  Hibernia   National  Bank
     (Custodian);

o Reconciliation of confirmation results as to all such securities and investments to the books and records of the Trust and Hibernia National Bank; and

o Agreement of investment purchases and sales since our last examination from the books and records of the Trust to broker confirmations.

     We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trust's compliance with specified requirements.

     In our opinion, management's assertion that the Trust complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2001, with respect to securities and similar investments reflected in the investment accounts of the Trust, is fairly stated, in all material respects.

     This report is intended solely for the information and use of the board of trustees and management of the Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



                                                    /s/Ernst & Young LLP



Boston, Massachusetts
October 24, 2001


Report of Management on Compliance with
Rule 17f-2 of the Investment Company Act of 1940




     We, as members of management of Hibernia Funds (the "Trust"), are responsible for complying with the requirements of subsection (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal control over compliance with those requirements. We have performed an evaluation of the Trust's compliance with the requirements of subsection (b) and (c) of Rule 17f-2 as of August 31, 2001.

     Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2001, with respect to securities and similar investments reflected in the investment accounts of the Trust.




                                      By: /s/ James C. McElroy
                                      James C. McElroy
                                      CIO
                                      Hibernia National Bank



                                      /s/ Timothy S. Johnson
                                      Timothy S. Johnson
                                      Secretary
                                      Hibernia Funds